File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

August 8, 2008

[redacted]

08004341

SUPPL

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on August 8, 2008, the following messages.

- Bridgestone Corporation Announces Business and Financial Results for First Half of Fiscal
- 2008Supplementary Information of 2008
- Financial Results for First Half of Fiscal 2008

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Yoshio Neagari
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

PROCESSED
AUG 19 2008
THOMSON REUTERS

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Announces Business and Financial Results for First Half of Fiscal 2008

Tokyo (August 8, 2008) - Bridgestone Corporation (the "Company") today announced its consolidated business and financial results for the period January 1 to June 30, 2008, the first half of the current fiscal year (January 1 to December 31, 2008). These results are for the Company and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 441 consolidated subsidiaries and 178 equity method affiliates at June 30, 2008.

Here is a summary of the Companies' 2008 first half results and management's projections for the Companies' sales and earnings performance for the full year of fiscal year 2008. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥106.42, the exchange rate on June 30.

I. Summary of Business and Financial Performance

A. Sales and earnings

1. Overall Results

	FY08 1H	FY07 1H	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	1,641.1	1,615.6	25.4	2
Operating income	83.6	102.0	(18.3)	(18)
Ordinary income	68.6	91.3	(22.7)	(25)
Net income	37.2	52.9	(15.7)	(30)

A defining trend of the business environment in the first half was the persistent upward movement in the cost of raw materials and other manufacturing components, combined with rising energy costs. There were signs of a slowdown in economic growth in Japan, particularly evidenced by weakening personal consumption. Overseas, the economy slowed in the United States due to a decrease in housing starts and stagnation in personal consumption, while there were signs of a slowdown in the European economy. Strong economic growth continued in China, and other Asian economies expanded steadily.

Amid such a business environment, the Companies continued their efforts worldwide to expand sales, increase production capacity in strategic product lines and enhance manufacturing productivity of highly competitive products, while benefiting from their strengths in research and development. Through these efforts, the Companies aim to realize the management goal of establishing the Bridgestone Group as the world's undisputed No. 1 tire and rubber company both in name and reality. Additionally, in light of an increasingly difficult business environment caused by changes in the global structure of demand and competition, the Companies maintained group-wide efforts to create and expand a business model that promotes increased sales of strategic products and that extends beyond the mere sale of products.

As a result, net sales in the first half increased 2% over the previous first half, to ¥1,641.1 billion [$15.4 billion], while operating income decreased 18%, to ¥83.6 billion [$786 million], and ordinary income decreased 25%, to ¥68.6 billion [$645 million], due in part to increasing raw material costs. Net income decreased 30%, to ¥37.2 billion [$350 million].

2. Segment Information

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

a. By business segment

		FY08 1H	FY07 1H	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Tires	Sales	1,327.6	1,304.7	22.9	2
	Operating income	60.9	75.0	(14.1)	(19)
Diversified Products	Sales	321.8	322.1	(0.2)	-
	Operating income	22.7	26.8	(4.1)	(15)
Consolidated Results	Sales	1,641.1	1,615.6	25.4	2
	Operating income	83.6	102.0	(18.3)	(18)

In the tire segment, the Companies' operating income in the first half decreased 19% over the previous first half, to ¥60.9 billion [$572 million] due mainly to increasing raw material costs, on an increase of 2% in sales, to ¥1,327.6 billion [$12.5 billion]. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide, while at the same time improving and expanding strategic production sites around the world in support of respective product domains, particularly those that have been identified as strategic and important to the Companies' future growth.

In Japan, total unit sales of tires remained on par with those in the previous first half. In the Americas, although unit sales of passenger car and light truck tires in the North American tire business decreased significantly in the original equipment sector relative to the previous first half due to a decline in automobile production, unit sales in the replacement sector were brisk, exceeding those in the previous first half. Unit sales of strategic products, specifically including UHP (ultra-high-performance) tires, increased considerably over the previous first half. Unit sales of truck and bus tires decreased markedly year-over-year primarily due to a decline in sales in the original equipment sector. In Europe, unit sales of passenger car and light truck tires remained on par with the previous first half, while unit sales of strategic products, led by runflat tires* and UHP tires, grew considerably over the previous first half. Unit sales of truck and bus tires increased steadily over the previous first half. In the specialty tires business, unit sales of large and ultra-large off-the-road radial tires greatly exceeded the previous first half resulting from continued strong demand.

In the diversified products segment, the Companies operating income in the first half decreased 15% over the previous first half, to ¥22.7 billion [$213 million], due in part to increasing raw material costs. Sales in this segment remained on par with those in the previous first half, to ¥321.8 billion [$3.0 billion].

*Runflat tires continue to function safely at a specified speed for a specified distance even after a loss of air pressure.

b. By geographical segment

		FY08 1H	FY07 1H	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Japan	Sales	656.2	658.5	(2.2)	-
	Operating income	39.9	68.1	(28.2)	(41)
The Americas	Sales	713.6	725.2	(11.5)	(2)
	Operating income	19.1	18.8	0.3	2
Europe	Sales	261.6	251.9	9.7	4
	Operating income	2.1	7.9	(5.7)	(73)
Other	Sales	303.5	262.0	41.4	16
	Operating income	20.3	17.2	3.0	18
Consolidated Results	Sales	1,641.1	1,615.6	25.4	2
	Operating income	83.6	102.0	(18.3)	(18)

Sales in Japan remained on par with those in the previous first half, to ¥656.2 billion [$6.2 billion], while operating income decreased 41%, to ¥39.9 billion [$375 million], due in part to increasing raw material costs. Although unit sales in the tire segment decreased compared with the previous first half, due mainly to a decrease in unit exports of tires, sales in the diversified products segment increased steadily, particularly sales of precision electronic components.

In the Americas, sales decreased 2% over the previous first half, to ¥713.6 billion [$6.7 billion], while operating income increased 2%, to ¥19.1 billion [$179 million], due in part to increased prices and continuing improvement in product mix despite increasing raw material costs.

Sales in Europe increased 4%, to ¥261.6 billion [$2.5 billion], and operating income decreased 73%, to ¥2.1 billion [$20 million], due mainly to increasing raw material costs and sales expenses.

In other regions, sales increased 16%, to ¥303.5 billion [$2.9 billion], and operating income increased 18%, to ¥20.3 billion [$191 million], due primarily to robust sales in Asia, particularly in China, as a result of vigorous marketing activities, and efforts to improve and expand production sites in strategic areas and for strategic products.

B. Full Year Projections

The operating environment is expected to remain challenging due to further changes in the global structure of demand and competition amid rising costs for raw materials and crude oil, coupled with fears of an economic slowdown in Japan and economic stagnation in the United States.

Amid such a business environment, management projects unit sales of tires both for the domestic market and for export to remain on par with the previous year in Japan.

In the Americas, management projects unit sales of passenger car and light truck tires in the North American tire business to decrease compared with the previous year. Management also projects unit sales of truck and bus tires to remain on par with the previous year.

In Europe, management expects unit sales gains in passenger car, light truck, truck and bus tires over the previous year.

Below is a summary of management's projections for consolidated sales and earnings for fiscal 2008.

		FY08 Projections	FY07 Results	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Net sales		3,420.0	3,390.2	29.7	1
Operating income		155.0	249.9	(94.9)	(38)
Ordinary income		117.0	219.0	(102.0)	(47)
Net income		66.0	131.6	(65.6)	(50)
Yen/dollar exchange rate (actual or assumed)	First-half average	¥106	¥120		(12)
	Full-year average	¥103	¥118		(13)
Yen/euro exchange rate (actual or assumed)	First-half average	¥162	¥160		1
	Full-year average	¥157	¥162		(3)

II. Financial Position

1. Cash Flow

		FY08 1H	FY07 1H	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		49.2	122.5	(73.2)
Net cash used in investing activities		(130.6)	(244.9)	114.3
Net cash provided by financing activities		22.8	123.0	(100.1)
Effect of exchange rate changes on cash and cash equivalents		(7.7)	11.5	(19.3)
Net increase (decrease) in cash and cash equivalents		(66.3)	12.1	(78.4)
Cash and cash equivalents	At beginning of the first half	250.5	198.2	52.2
	At end of the first half	184.2	210.3	(26.1)

The Companies' cash and cash equivalents decreased ¥66.3 billion [$623 million] during the first half, to ¥184.2 billion [$1,731 million], compared with an increase of ¥12.1 billion [$114 million] during the previous first half.

(Cash flow by operating activities)

Net cash provided by operating activities decreased ¥73.2 billion [$688 million] compared with the previous first half, to ¥49.2 billion [$462 million]. The principal contributors to that decrease included income before income taxes and minority interests of ¥68.6 billion [$645 million], compared with ¥91.3 billion [$858 million] in the previous first half; and depreciation and amortization of ¥89.4 billion [$840 million], compared with ¥79.8 billion [$750 million] in the prior year first half. Those contributors offset an increase in inventories of ¥67.9 billion [$638 million], compared with an increase of ¥5.0 billion [$47 million] in the previous first half; and ¥39.6 billion [$372 million] in income taxes paid, compared with ¥31.9 billion [$300 million] in the previous first half.

(Cash flow by investing activities)

Net cash used in investing activities decreased ¥114.3 billion [$1,074 million] compared with the previous first half, to ¥130.6 billion [$1,227 million]. Expenditures included payments of ¥124.6 billion [$1,171 million] for purchase of property, plant and equipment, compared with payments of ¥131.7 billion [$1,238 million] in the previous first half. Expenditures in the previous first half included payments of ¥109.6 billion [$1,030 million] for the acquisition of stock of newly consolidated subsidiaries

(Cash flow by financing activities)

Net cash provided by financing activities decreased ¥100.1 billion [$941 million] compared with the previous first half, to ¥22.8 billion [$214 million]. The major contributors included ¥69.3 billion [$651 million] in proceeds from short-term borrowings and commercial paper, compared with ¥7.2 billion [$68 million] in the previous first half and a net increase of ¥21.6 billion [$203 million] in proceeds from long-term borrowings, compared with ¥157.5 billion [$1,480 million] in the previous first half. These increases offset payments for long-term borrowings of ¥64.0 billion [$601 million], compared with ¥8.8 billion [$83 million] in the previous first half.

2. Cash Flow Indicators

	FY2006 Jan-June	FY2006 Jan-Dec	FY2007 Jan-June	FY2007 Jan-Dec	FY2008 Jan-June
Shareholders' equity/total assets (%)	41.9	38.6	38.9	40.8	41.9
Market capitalization*/total assets (%)	62.8	67.8	60.8	46.2	38.6
Interest-bearing debt/net cash provided by operating activities (years)	8.0	4.7	3.6	2.5	8.5
Net cash provided by operating activities/interest payments (times) **	4.4	7.1	8.6	10.1	2.9

* Share price on last trading day of June multiplied by number of shares outstanding (after deducting treasury stock)

** Interest payments as listed on Statements of Cash Flows

III. Dividends

At its meeting on August 8, 2008, the Board of Directors declared interim dividends of ¥13 per share, with dividend payments to begin on September 1, 2008. Management expects dividends for the full year of 2008 to total ¥26 per share, and they expect to propose identical amounts for the year-end dividends.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

- end -

Consolidated Financial Statements

Consolidated Balance Sheet

	FY2007 1H (As of 30 June 2007)			FY2008 1H (As of 30 June 2008)			FY2007 (As of 31 December 2007)			Increase (decrease)
	Yen in million		%	Yen in million		%	Yen in million		%	Yen in million
Assets										
Current Assets:										
Cash and deposits		175,971			162,748			198,412		(35,664)
Notes and accounts receivable		582,480			565,127			599,146		(34,019)
Short-term investments		29,951			25,126			50,986		(25,860)
Inventories		598,094			614,101			563,680		50,421
Deferred tax assets		88,662			70,130			73,688		(3,558)
Other		101,668			97,572			95,897		1,675
Allowance for doubtful accounts		(17,395)			(17,715)			(16,176)		(1,539)
Total Current Assets		1,559,434	46.0		1,517,091	46.2		1,565,635	46.6	(48,544)
Fixed Assets:										
Tangible assets										
Building and structures	338,693			353,653			346,041			
Machinery and equipment	455,294			466,284			446,243			
Land	148,534			148,451			149,661			
Construction in progress	125,281			134,907			157,044			
Other	71,543	1,139,348		79,251	1,182,546		76,284	1,175,275		7,271
Intangible assets		74,684			61,246			61,589		(343)
Investments and other assets										
Investments in securities	378,271			323,063			345,504			
Long-term loans receivable	14,566			12,300			12,693			
Deferred tax assets	150,971			121,034			132,121			
Other	73,173			65,881			67,191			
Allowance for doubtful accounts	(891)	616,091		(860)	521,418		(756)	556,754		(35,336)
Total Fixed Assets		1,830,124	54.0		1,765,212	53.8		1,793,619	53.4	(28,407)
Total		3,389,558	100.0		3,282,303	100.0		3,359,255	100.0	(76,952)

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

	FY2007 1H (As of 30 June 2007)		FY2008 1H (As of 30 June 2008)		FY2007 (As of 31 December 2007)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in milion
Liabilities							
Current Liabilities:							
Notes and accounts payable	222,976		221,508		230,751		(9,243)
Short-term borrowings	388,978		377,442		345,850		31,592
Commercial paper	13,416		22,302		19,749		2,553
Current portion of bonds	17,501		13,003		24,143		(11,140)
Income taxes payable	30,760		15,960		37,361		(21,401)
Deferred tax liabilities	2,421		1,221		2,697		(1,476)
Provision for voluntary tire recall	6,227		4,683		5,663		(980)
Accounts payable - other	152,133		140,759		184,982		(44,223)
Accrued expenses	199,952		188,135		187,993		142
Other	55,804		66,133		48,864		17,269
Total Current Liabilities	1,090,173	32.2	1,051,151	32.0	1,088,058	32.4	(36,907)
Long-term Liabilities:							
Bonds	123,001		141,009		123,098		17,911
Long-term borrowings	328,063		281,244		314,123		(32,879)
Deferred tax liabilities	85,195		55,625		70,083		(14,458)
Accrued pension and liability for retirement benefits	327,988		265,122		280,854		(15,732)
Warranty reserve	22,788		19,432		20,663		(1,231)
Provision for environmental remediation	3,436		1,798		2,494		(696)
Other	51,648		54,836		49,652		5,184
Total Long-term Liabilities	942,122	27.8	819,069	25.0	860,971	25.6	(41,902)
Total Liabilities	2,032,296	60.0	1,870,221	57.0	1,949,029	58.0	(78,808)
Net Assets							
Shareholders' equity:							
Common stock	126,354		126,354		126,354		—
Capital surplus	122,078		122,078		122,078		—
Retained earnings	940,527		1,077,820		1,042,201		35,619
Treasury stock-at cost	(62,455)		(62,322)		(62,383)		60
Total Shareholders' equity	1,126,505	33.2	1,263,931	38.5	1,228,251	36.6	35,679
Net unrealized gain(loss) and translation adjustments:							
Net unrealized gain on available-for-sale securities	206,947		181,798		183,577		(1,778)
Deferred gain(loss) on derivative instruments	47		(378)		126		(505)
Foreign currency translation adjustments	(15,164)		(69,720)		(40,700)		(29,020)
Total Net unrealized gain(loss) and translation adjustments	191,830	5.7	111,699	3.4	143,003	4.2	(31,304)
Stock acquisition rights:	10	—	78	—	40	—	38
Minority Interests:	38,916	1.1	36,372	1.1	38,929	1.2	(2,556)
Total Net Assets	1,357,262	40.0	1,412,082	43.0	1,410,225	42.0	1,857
Total	3,389,558	100.0	3,282,303	100.0	3,359,255	100.0	(76,952)

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income

	FY2007 1H (Six months ended 30 June 2007)			FY2008 1H (Six months ended 30 June 2008)			Increase (decrease)		FY2007 (Year ended 31 December 2007)		
	Yen in million		%	Yen in million		%	Yen in million	%	Yen in million		%
Net Sales		1,615,672	100.0		1,641,121	100.0	25,449	–		3,390,218	100.0
Cost of Sales		1,084,402	67.1		1,106,622	67.4	22,220	0.3		2,259,148	66.6
Gross profit		531,270	32.9		534,498	32.6	3,228	(0.3)		1,131,070	33.4
Selling, General and Administrative Expenses		429,259	26.6		450,840	27.5	21,581	0.9		881,108	26.0
Operating income		102,010	6.3		83,658	5.1	(18,352)	(1.2)		249,961	7.4
Non-operating Income											
Interest income	2,929			3,055					6,395		
Dividend income	2,575			3,443					4,113		
Other	11,130	16,635	1.0	8,959	15,457	1.0	(1,178)	–	24,164	34,674	1.0
Non-operating Expenses											
Interest expense	14,887			16,896					33,046		
Foreign currency exchange loss	662			1,906					3,508		
Other	11,777	27,328	1.6	11,709	30,512	1.9	3,184	0.3	29,063	65,618	1.9
Ordinary income		91,317	5.7		68,603	4.2	(22,714)	(1.5)		219,016	6.5
Extraordinary Loss											
Loss related to voluntary tire replacement	–	–	–	–	–	–	–	–	3,338	3,338	0.1
Income before income taxes and minority interests		91,317	5.7		68,603	4.2	(22,714)	(1.5)		215,678	6.4
Income taxes - current	39,231			25,187					75,920		
Income taxes - deferred	(3,966)	35,264	2.2	3,492	28,680	1.7	(6,584)	(0.5)	1,647	77,568	2.3
Minority Interests		3,111	0.2		2,686	0.2	(425)	–		6,480	0.2
Net Income		52,941	3.3		37,237	2.3	(15,704)	(1.0)		131,630	3.9

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows

	FY2007 1H (Six months ended 30 June 2007)	FY2008 1H (Six months ended 30 June 2008)	Increase (decrease)	FY2007 (Year ended 31 December 2007)
	Yen in million	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities				
Income before income taxes and minority interests	91,317	68,603	(22,714)	215,678
Depreciation and amortization	79,856	89,409	9,553	173,584
Increase (decrease) in accrued pension and liability for retirement benefits	(11,134)	(2,478)	8,656	8,659
Interest and dividend income	(5,504)	(6,498)	(994)	(10,509)
Interest expense	14,887	16,896	2,009	33,046
Loss related to voluntary tire replacement	—	—	—	3,338
(Increase) decrease in notes and accounts receivable	22,945	23,484	539	(11,779)
(Increase) decrease in inventories	(5,083)	(67,932)	(62,849)	8,337
Increase (decrease) in notes and accounts payable	(9,651)	(32,670)	(23,019)	26,507
Other	(14,441)	10,501	24,942	(30,297)
Subtotal	163,192	99,315	(63,877)	416,566
Interest and dividends received	5,563	6,490	927	10,502
Interest paid	(14,314)	(16,925)	(2,611)	(33,019)
Payment related to voluntary tire replacement	—	—	—	(3,338)
Income taxes paid	(31,940)	(39,642)	(7,702)	(57,140)
Net Cash Provided by Operating Activities	122,501	49,237	(73,264)	333,571
Cash Flows from Investing Activities				
Payments for purchase of tangible assets	(131,773)	(124,641)	7,132	(268,629)
Proceeds from sales of tangible assets	2,424	2,457	33	3,455
Payments for investments in securities	(9,568)	(9,885)	(317)	(10,607)
Payments for acquisition of newly consolidated subsidiaries	(109,646)	—	109,646	(109,565)
Other	3,600	1,461	(2,139)	7,790
Net Cash Used in Investing Activities	(244,963)	(130,607)	114,356	(377,556)
Cash Flows from Financing Activities				
Net increase (decrease) in short-term borrowings	7,227	69,336	62,109	(24,705)
Proceeds from long-term borrowings	157,597	21,666	(135,931)	171,664
Repayments of long-term borrowings	(8,840)	(64,049)	(55,209)	(15,734)
Proceeds from issuance of bonds	14,095	36,979	22,884	40,986
Payments for redemption of bonds	(35,876)	(30,895)	4,981	(55,944)
Proceeds from minority	—	1,325	1,325	—
Cash dividends paid	(9,366)	(10,191)	(825)	(19,460)
Other	(1,835)	(1,321)	514	(2,722)
Net Cash Provided by Financing Activities	123,002	22,850	(100,152)	94,081
Effect of Exchange Rate Changes on Cash and Cash Equivalents	11,565	(7,799)	(19,364)	2,187
Net Increase(Decrease) in Cash and Cash Equivalents	12,106	(66,319)	(78,425)	52,283
Cash and Cash Equivalents at Beginning of Period	198,269	250,553	52,283	198,269
Cash and Cash Equivalents at End of Period	210,375	184,233	(26,142)	250,553

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information

1. Business Segment Information

FY2007 1st Half (Six months ended 30 June 2007) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	1,303,187	312,485	1,615,672	–	1,615,672
(2)Intersegment sales and transfers	1,520	9,678	11,199	(11,199)	–
Total	1,304,707	322,164	1,626,872	(11,199)	1,615,672
Operating expenses	1,229,648	295,289	1,524,938	(11,275)	1,513,662
Operating income	75,059	26,875	101,934	75	102,010

FY2007 1st Half (Six months ended 30 June 2008) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	1,326,526	314,594	1,641,121	–	1,641,121
(2)Intersegment sales and transfers	1,134	7,293	8,428	(8,428)	–
Total	1,327,661	321,888	1,649,549	(8,428)	1,641,121
Operating expenses	1,266,760	299,159	1,565,920	(8,457)	1,557,462
Operating income	60,900	22,728	83,629	28	83,658

FY2007 (Year ended 31 December 2007) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,750,374	639,844	3,390,218	–	3,390,218
(2)Intersegment sales and transfers	5,617	16,498	22,116	(22,116)	–
Total	2,755,992	656,342	3,412,335	(22,116)	3,390,218
Operating expenses	2,560,955	601,636	3,162,591	(22,334)	3,140,257
Operating income	195,036	54,706	249,743	218	249,961

2. Geographical Segment Information

FY2007 1st Half (Six months ended 30 June 2007) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	440,386	717,556	249,624	208,105	1,615,672	–	1,615,672
(2)Intersegment sales and transfers	218,134	7,676	2,322	53,931	282,063	(282,063)	–
Total	658,520	725,232	251,947	262,037	1,897,736	(282,063)	1,615,672
Operating expenses	590,384	706,401	244,027	244,740	1,785,553	(271,890)	1,513,662
Operating income	68,135	18,830	7,919	17,296	112,182	(10,172)	102,010

FY2008 1st Half (Six months ended 30 June 2008) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	423,912	706,351	259,603	251,253	1,641,121	–	1,641,121
(2)Intersegment sales and transfers	232,370	7,289	2,082	52,262	294,004	(294,004)	–
Total	656,282	713,640	261,685	303,516	1,935,125	(294,004)	1,641,121
Operating expenses	616,371	694,504	259,557	283,171	1,853,605	(296,142)	1,557,462
Operating income	39,910	19,136	2,128	20,344	81,520	2,138	83,658

FY2007 (Year ended 31 December 2007) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	941,457	1,497,976	511,730	439,054	3,390,218	–	3,390,218
(2)Intersegment sales and transfers	430,266	12,757	4,277	109,632	556,934	(556,934)	–
Total	1,371,724	1,510,734	516,008	548,686	3,947,153	(556,934)	3,390,218
Operating expenses	1,224,209	1,459,220	498,799	511,049	3,693,278	(553,021)	3,140,257
Operating income	147,514	51,514	17,208	37,636	253,874	(3,912)	249,961

Per Share Data

	FY2007 1H (Six months ended 30 June 2007)	FY2008 1H (Six months ended 30 June 2008)	Increase (decrease)		FY2007 (Year ended 31 December 2007)
Per Share Data	Yen	Yen	Yen	%	Yen
Net income					
Basic	67.85	47.72	(20.13)	(29.7)	168.69
Diluted	67.83	47.72	(20.11)	(29.6)	168.65
Cash dividends	13.00	13.00	–	–	26.00

	FY2007 1H (As of 30 June 2007)	FY2008 1H (As of 30 June 2008)	FY2007 (As of 31 December 2007)	Increase (decrease)	
	Shares in thousand	Shares in thousand	Shares in thousand	Shares in thousand	%
Common stock issued and outstanding	780,311	780,382	780,351	31	–

Nonconsolidated Financial Highlights (Parent Company)

	FY2007 1H (Six months ended 30 June 2007)		FY2008 1H (Six months ended 30 June 2008)		Increase (decrease)		FY2007 (Year ended 31 December 2007)	
Statements of income	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million	%
Net sales	504,253	100.0	505,524	100.0	1,271	–	1,052,218	100.0
Operating income	63,226	12.5	36,168	7.2	(27,057)	(5.3)	126,118	12.0
Ordinary income	74,286	14.7	48,163	9.5	(26,122)	(5.2)	135,973	12.9
Net income	48,759	9.7	35,903	7.1	(12,856)	(2.6)	87,341	8.3

	FY2007 1H (As of 30 June 2007)	FY2008 1H (As of 30 June 2008)	FY2007 (As of 31 December 2007)	Increase (decrease)	
	Yen in million	Yen in million	Yen in million	Yen in million	%
Total assets	1,722,203	1,638,836	1,742,707	(103,871)	(6.0)
Net assets	1,127,353	1,139,823	1,138,850	973	0.1

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

August 8, 2008

Supplementary Information of 2008

1. Consolidated

(1) Financial Highlights (1st half)

(Yen in billion)

			Unit	2004 Actual	2004 %	2004 vs.PY	2005 Actual	2005 %	2005 vs.PY	2006 Actual	2006 %	2006 vs.PY	2007 Actual	2007 %	2007 vs.PY	2008 Actual	2008 %	2008 vs.PY
Consolidated Results																		
Income Statement	Net sales			1,153.2	100	104	1,256.2	100	109	1,424.8	100	113	1,615.6	100	113	1,641.1	100	102
	Operating income			91.9	8.0	129	92.0	7.3	100	84.1	5.9	91	102.0	6.3	121	83.6	5.1	82
	Ordinary income			86.8	7.5	132	88.6	7.1	102	70.8	5.0	80	91.3	5.7	129	68.6	4.2	75
	Net income			52.2	4.5	164	101.7	8.1	195	32.8	2.3	32	52.9	3.3	161	37.2	2.3	70
										excl. extraordinary items(*1)		70						
Segment Information																		
Business (*2)	Tire	Sales		918.3		104	998.1		109	1,130.7		113	1,304.7		115	1,327.6		102
		OP		73.6		134	68.6		93	57.9		84	75.0		130	60.9		81
		OP margin	%	8.0			6.9			5.1			5.8			4.6		
	Diversified	Sales		246.9		103	273.0		111	308.2		113	322.1		105	321.8		100
		OP		18.0		110	23.2		129	26.1		112	26.8		103	22.7		85
		OP margin	%	7.3			8.5			8.5			8.3			7.1		
Area(*2)	Japan	Sales		510.6		101	546.9		107	593.7		109	658.5		111	656.2		100
		OP		57.6		101	58.2		101	53.3		92	68.1		128	39.9		59
		OP margin	%	11.3			10.6			9.0			10.3			6.1		
	Americas	Sales		485.6		102	538.6		111	644.3		120	725.2		113	713.6		98
		OP		15.5		693	19.2		124	20.1		104	18.8		94	19.1		102
		OP margin	%	3.2			3.6			3.1			2.6			2.7		
	Europe	Sales		156.4		110	178.5		114	199.2		112	251.9		126	261.6		104
		OP		8.5		133	8.6		101	6.5		75	7.9		121	2.1		27
		OP margin	%	5.5			4.9			3.3			3.1			0.8		
	Others	Sales		194.2		114	223.6	(*3)	115	210.0		94	262.0		125	303.5		116
		OP		9.8		76	10.7		109	9.5		89	17.2		181	20.3		118
		OP margin	%	5.1			4.8			4.6			6.6			6.7		
Market	Sales	Domestic		338.1	29	101	344.8	27	102	360.1	25	104	371.3	23	103	379.8	23	102
		Overseas		815.1	71	105	911.4	73	112	1,064.6	75	117	1,244.3	77	117	1,261.2	77	101
Capital	Depreciation			50.7	4.4	102	58.8	4.7	116	68.4	4.8	116	77.6	4.8	113	86.4	5.3	111
	Capital expenditure			79.5		136	83.8		105	110.8		132	114.5		103	123.1		108
	R&D			34.6	3.0	99	38.5	3.1	111	42.3	3.0	110	41.7	2.6	99	47.0	2.9	113
	Interest expenses			2.6	0.2	78	3.5	0.3	134	6.6	0.5	186	9.3	0.6	142	10.3	0.6	111
	Borrowings			488.8		91	544.4		111	655.2		120	870.9		133	835.0		96
Production	Domestic		10,000t													32		
	Overseas	Americas	10,000t													31		
		Europe	10,000t													12		
		Others	10,000t													23		
	Overseas total		10,000t													65		
	Total production		10,000t													97		
	Overseas prod. ratio		%													67		

(*1)% vs PY excluding (i) extraordinary items (net gain 77.8 billion yen) mainly from return to the Japanese government of the substitutional portion of an employee pension plan for FY 2005

(ii) extraordinary items (net loss 10.6 billion yen) due mainly to Plant restructuring costs in the Americas for FY 2006

(*2)Segment Information (Business, Area): Including transactions caused by businesses among segments

(*3)Adjusted sales amount reflecting the renewal of trade contract among segments, being applied since 2006: 173.2 billion yen

(2) Financial Highlights (full year)

(Yen in billion)

			Unit	2004			2005			2006			2007			2008		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			2,416.6	100	105	2,691.3	100	111	2,991.2	100	111	3,390.2	100	113	3,420.0	100	101
	Operating income			197.6	8.2	108	213.8	7.9	108	190.8	6.4	89	249.9	7.4	131	155.0	4.5	62
	Ordinary income			181.5	7.5	109	198.1	7.4	109	159.5	5.3	81	219.0	6.5	137	117.0	3.4	53
	Net income			114.4	4.7	129	180.7	6.7	158	85.1	2.8	47	131.6	3.9	155	66.0	1.9	50
										excl. extraordinary items(*1)		87						
Segment Information																		
Business (*2)	Tire	Sales		1,931.8		105	2,156.7		112	2,396.9		111	2,755.9		115	2,800.0		102
		OP		160.2		108	167.9		105	139.0		83	195.0		140	116.0		59
		OP margin	%	8.3			7.8			5.8			7.1			4.1		
	Diversified	Sales		512.7		106	564.7		110	626.8		111	656.3		105	620.0		94
		OP		36.4		105	45.8		126	51.7		113	54.7		106	39.0		71
		OP margin	%	7.1			8.1			8.3			8.3			6.3		
Area(*2)	Japan	Sales		1,068.8		101	1,162.3		109	1,255.6		108	1,371.7		109	1,380.0		101
		OP		131.1		102	138.3		105	117.5		85	147.5		125	73.0		49
		OP margin	%	12.3			11.9			9.4			10.8			5.3		
	Americas	Sales		1,018.9		104	1,157.9		114	1,333.5		115	1,510.7		113	1,460.0		97
		OP		26.6		137	38.9		146	42.0		108	51.5		123	28.0		54
		OP margin	%	2.6			3.4			3.2			3.4			1.9		
	Europe	Sales		325.5		112	366.9		113	418.4		114	516.0		123	530.0		103
		OP		22.0		143	19.6		89	14.8		76	17.2		116	14.0		81
		OP margin	%	6.8			5.3			3.6			3.3			2.6		
	Others	Sales		405.3		115	497.9	(*4)	123	441.2		89	548.6		124	620.0		113
		OP		17.6		82	21.0		119	20.2		96	37.6		186	31.0		82
		OP margin	%	4.4			4.2			4.6			6.9			5.0		
Market	Sales	Domestic		716.0	30	101	746.0	28	104	777.3	26	104	801.2	24	103			
		Overseas		1,700.5	70	107	1,945.2	72	114	2,213.8	74	114	2,589.0	76	117			
Balance Sheet	Total Assets			2,333.7			2,709.9			3,053.4			3,359.2					
	ROA		%	5.0			7.2			3.0			4.1					
	Net Assets			934.9			1,128.5			1,221.8			1,410.2					
	ROE		%	12.6			17.5			7.4			10.3					
Capital	Depreciation			106.0	4.4	107	123.7	4.6	117	142.6	4.8	115	169.3	5.0	119	190.0	5.6	112
	Capital expenditure	Tire		168.8		121	178.4		106	230.8		129	240.8		104	257.0		107
		Diversified		22.1		135	25.2		114	30.5		121	31.5		103	33.0		105
		Total		190.9		123	203.6		107	261.3		128	272.3		104	290.0		106
	R&D(*3)	Tire		59.6	3.1	104	65.1	3.0	109	71.4	3.0	110	68.9	2.5	96	76.0	2.7	110
		Diversified		13.2	2.6	96	14.2	2.5	108	15.2	2.4	107	17.8	2.7	117	19.0	3.1	107
		Total		72.8	3.0	103	79.4	3.0	109	86.6	2.9	109	86.7	2.6	100	95.0	2.8	110
	Interest payment			6.3	0.3	97	9.1	0.3	144	15.3	0.5	167	22.5	0.7	147			
	Borrowings			479.5		98	579.7		121	704.8		122	826.9		117	830.0		100
No. of Employee				113,699		105	123,727		109	126,326		102	133,752		106			
Production	Domestic		10,000t	62			64			64			65			65		
	Overseas	Americas	10,000t	63			64			62			59			62		
		Europe	10,000t	18			19			20			22			23		
		Others	10,000t	34			38			39			42			47		
	Overseas total		10,000t	114			121			122			122			131		
	Total production		10,000t	176			185			186			187			196		
	Overseas prod. ratio		%	65			66			65			65			67		

(*1)% vs PY excluding (i) extraordinary gains 82.8 billion yen arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan; extraordinary losses 36.3 billion yen due mainly to payment in line with the settlement agreement concluded with Ford Motor Company; and tax gains 40.9 billion yen in line with the recognition of deferred tax assets through reversal of valuation allowance for FY 2005

(ii) extraordinary items (net loss 19.4 billion yen) due mainly to Plant restructuring costs in the Americas for FY 2006

(*2)Segment Information (Business, Area): Including transactions caused by businesses among segments

(*3) % to sales: Percentage to sales including intersegment sales

(*4)Adjusted sales amount reflecting the renewal of trade contract among segments, being applied since 2006: 375.5 billion yen

2. Non-Consolidated

(1) Financial Highlights (1st half)

(Yen in billion)

			Unit	2004			2005			2006			2007			2008		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY
Income Statement	Net sales			375.4	100	101	400.2	100	107	445.4	100	111	504.2	100	113	505.5	100	100
	Operating income			51.1	13.6	98	49.3	12.3	96	46.4	10.4	94	63.2	12.5	136	36.1	7.2	57
	Ordinary income			63.2	16.8	112	60.5	15.1	96	53.3	12.0	88	74.2	14.7	139	48.1	9.5	65
	Extra loss / (gain)			-			(70.1)	(17.5)		(3.1)	(0.7)		-			-		
	Net income			44.3	11.8	138	84.1	21.0	190	39.2	8.8	47	48.7	9.7	124	35.9	7.1	74
Segment Sales	Market	Domestic		212.2	57	104	209.8	52	99	226.3	51	108	235.0	47	104	249.6	49	106
		Export		163.1	43	97	190.4	48	117	219.1	49	115	269.2	53	123	255.9	51	95
	Business	Tire		278.9	74	100	300.2	75	108	336.7	76	112	392.0	78	116	387.3	77	99
		Diversified		96.5	26	104	100.0	25	104	108.6	24	109	112.2	22	103	118.1	23	105
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		153.7	(55)	97	180.3	(60)	117	206.9	(61)	115	256.0	(65)	124	244.5	(63)	95
		Diversified		9.4	(10)	101	10.0	(10)	107	12.1	(11)	120	13.1	(12)	109	11.4	(10)	87
Exchange rate		US$	Yen/$	109		92	106		97	116		109	120		103	106		88
		Euro	Yen/€	133		101	136		102	142		104	160		113	162		101
Investment	Capital expenditure			27.0		144	30.0		111	32.8		109	32.9		100	40.8		124
	(Tire production)			16.4		186	18.6		113	18.1		97	19.9		110	27.0		135
	(Diversified production)			2.9		161	2.6		90	4.1		158	3.6		87	4.7		133
	(R&D)			6.0		86	7.4		123	7.6		103	6.4		85	6.4		100
	(Others)			1.8		164	1.5		83	3.1		207	3.0		96	2.7		89
	Loan and investment			8.9		52	(2.7)		-	28.2		+	1.0		4	3.6		341
	Total investment			36.0		100	27.3		76	61.0		223	34.0		56	44.4		131
Costs & Expenses	Labor cost			56.6	15.1	89	56.1	14.0	99	57.4	12.9	102	59.5	11.8	104	63.3	12.5	106
	R&D			28.3	7.6	98	32.1	8.0	113	34.3	7.7	107	33.1	6.6	97	38.5	7.6	116
	Depreciation			19.7	5.3	103	23.1	5.8	117	25.5	5.7	110	26.7	5.3	105	30.1	6.0	113
	Interest			(12.7)	(3.4)	160	(11.1)	(2.8)	87	(10.4)	(2.3)	94	(13.3)	(2.6)	127	(17.7)	(3.5)	133
No. of Employee				12,535		99	12,893		103	13,628		106	14,382		106	15,150		105

(2) Financial Highlights (full year)

(Yen in billion)

				2004			2005			2006			2007			2008		
			Unit	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Income Statement	Net sales			789.0	100	103	855.0	100	108	945.8	100	111	1,052.2	100	111	1,060.0	100	101
	Operating income			109.9	13.9	104	115.7	13.5	105	95.2	10.1	82	126.1	12.0	132	52.0	4.9	41
	Ordinary income			124.7	15.8	116	124.4	14.6	100	99.5	10.5	80	135.9	12.9	137	64.0	6.0	47
	Extra loss / (gain)			-			(64.4)	(7.5)		5.1	0.5		3.3	0.3		-		
	Net income			84.3	10.7	134	116.3	13.6	138	61.5	6.5	53	87.3	8.3	142	48.0	4.5	55
Segment Sales	Market	Domestic		457.4	58	105	465.6	54	102	501.1	53	108	522.1	50	104	554.0	52	106
		Export		331.5	42	101	389.3	46	117	444.7	47	114	530.0	50	119	506.0	48	95
	Business	Tire		591.4	75	103	645.1	75	109	720.8	76	112	815.2	77	113	820.0	77	101
		Diversified		197.5	25	103	209.8	25	106	225.0	24	107	236.9	23	105	240.0	23	101
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		312.8	(53)	101	366.9	(57)	117	419.3	(58)	114	502.8	(62)	120	483.0	(59)	96
		Diversified		18.7	(9)	102	22.3	(11)	120	25.3	(11)	113	27.1	(11)	107	23.0	(10)	85
Exchange rate		US$	Yen/$	108		93	110		102	116		105	118		102	103		87
		Euro	Yen/€	134		102	137		102	146		107	162		111	157		97
Investment	Capital expenditure			63.4		141	67.9		107	73.5		108	83.6		114	95.0		114
	(Tire production)			35.4		159	39.4		111	41.9		106	51.7		123	62.0		120
	(Diversified production)			6.3		134	7.1		113	8.1		113	10.2		126	10.0		98
	(R&D)			16.6		108	17.6		106	18.2		103	16.2		89	17.0		105
	(Others)			5.2		200	3.8		74	5.3		139	5.5		104	6.0		109
	Loan and investment			22.1		156	14.6		66	26.9		184	6.1		23	13.0		211
	Total investment			85.5		144	82.6		97	100.5		122	89.8		89	108.0		120
Costs & Expenses	Labor cost			116.9	14.8	92	113.0	13.2	97	116.9	12.4	103	121.0	11.5	104	130.0	12.3	107
	R&D			59.7	7.6	103	65.6	7.7	110	70.5	7.5	108	69.3	6.6	98	78.0	7.4	113
	Depreciation			41.1	5.2	106	47.1	5.5	115	52.3	5.5	111	60.8	5.8	116	73.0	6.9	120
	Interest			(18.2)	(2.3)	204	(12.6)	(1.5)	69	(13.3)	(1.4)	105	(17.2)	(1.6)	129	(24.0)	(2.3)	139
Fund	Borrowing			230.0			230.0			230.0			210.0			200.0		
No. of Employee				12,529		100	13,027		104	13,778		106	14,562		106			

3. Change Factors vs. PY

(1) Consolidated

		2008 1H Actual	2008 FY Forecast
Sales (Yen in billion)	Forex impact	(119.0)	(299.0)
	Volume, Price, Mix etc.	+144.4	+328.7
	Total	+25.4	+29.7
Operating income (Yen in billion)	Forex impact	(16.0)	(47.0)
	Raw materials	(62.0)	(190.0)
	Expansion of strategic products	+10.0	+27.0
	Volume, Price, Mix etc.	+62.7	+147.1
	Depreciation	(13.0)	(32.0)
	Total	(18.3)	(94.9)

(2) Parent Company

		2008 1H Actual	2008 FY Forecast
Sales (Yen in billion)	Forex impact	(20.0)	(52.0)
	Volume, Price, Mix etc.	+21.2	+59.7
	Total	+1.2	+7.7
Operating income (Yen in billion)	Forex impact	(11.0)	(33.0)
	Raw materials	(19.0)	(53.0)
	Labor cost	(4.0)	(9.0)
	Depreciation	(3.0)	(12.0)
	Volume, Price, Mix etc.	+10.0	+32.9
	Total	(27.0)	(74.1)

4. Japanese Tire Business Overview

(1) Demand Forecast in Japan (published by JATMA on July 15, 2008)

	2008 Forecast	
	(10,000 units)	vs. PY(%)
OE	5,747	104
REP	6,711	97
Others(*)	820	91
Total	13,278	99
EXP	7,464	100

(*) Tires for construction vehicles, motorcycles etc.

(2) Sales Channels in Japan (no. of shops)

	End of 2006	End of 2007	June 2008	End of 2008(F)
Tire Kan	469	476	481	498
Cockpit	120	113	107	104
Mr. Tireman	660	665	670	693

(3) Tire Production and Capacity Utilization in Japan

	Tire Production (10,000 tons)		Capacity Utilization (%)	
	2007	2008(F)	2007	2008(F)
1H	32	32	98	98
2H	32	33	99	99
Full Year	65	65	98	98

(4) Sales Composition (rubber weight base,%)

	2007 1H	2008 1H
REP	19	19
OE	17	18
EXP	64	63
Total	100	100

(5) Export Sales Composition by Region (value base,%)

	2007 1H	2008 1H	(Growth rate vs. PY)
The Americas	29	26	88
Europe	29	29	96
Asia	14	14	93
Middle East	10	10	97
Others	18	20	108
Total	100	100	95

(6)Stud-less Tire Sales Forecast

	2008 Forecast	
	(10,000 units)	vs.PY(%)
For Passenger car	604	104
For Light truck	156	105
For Truck/Bus	96	103
Total	856	104

5. Additional Information

Year-on-Year Sales Growth of Replacement Tire (unit base, %)

			2006	2007	2008		
			FY	FY	1H	2H(F)	FY(F)
N.America	PSR/LTR	REP	94	101	101	98	99
		OE	98	95	70	105	86
		Total	95	100	91	100	96
	TBR	REP	99	100	94	109	102
		OE	117	66	77	120	95
		Total	105	88	89	112	100
Europe	PSR/CVR	REP	100	106	100	113	107
		OE	100	104	99	96	97
		Total	100	105	99	106	103
	TBR	REP	103	111	95	108	102
		OE	125	129	130	128	129
		Total	108	115	105	113	109

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results for First Half of Fiscal 2008

Bridgestone Corporation
August 8, 2008

1

BRIDGESTONE
PASSION for EXCELLENCE

Business and Financial Performance

2

BRIDGESTONE
PASSION for EXCELLENCE

Consolidated Results for First Half of Fiscal 2008

(Yen in billions)

	2007 1H Results	2008 1H Results	vs.PY(%)	Reference February '08 Announcement: 2008 1H Projection
Net Sales	1,615.6	1,641.1	+2	1,690.0
Tires	1,304.7	1,327.6	+2	1,370.0
Diversified Products	322.1	321.8	-	320.0
Operating income	102.0	83.6	(18)	91.0
Ordinary income	91.3	68.6	(25)	69.0
Net income	52.9	37.2	(30)	37.0
Yen/US dollar rate:	120	106	(14)	110
Yen/Euro rate:	160	162	+2	155

3

BRIDGESTONE
PASSION for EXCELLENCE

Analysis of Consolidated Operating Income for First Half of Fiscal 2008



Yen in billions
120
100
80
60
40
20
0
Foreign Exchange (16.0)
Raw Materials (62.0)
Volume, Price Mix, etc. +62.7
102 0
Exchange rate sensitivity (full year) 1USD : 1.5 bil. 1EUR : 1.0 bil.
Depreciation (13.0)
Expansion of Strategic Products +10.0
83 6
(18.3)
2007 1H Results
2008 1H Results

4

BRIDGESTONE
PASSION for EXCELLENCE

Consolidated Projection for Fiscal 2008

(Yen in billions)

	2007	2008		Reference February '08 Announcement 2008
	Results	Projections	vs.PY(%)	Projections
Net Sales	3,390.2	3,420.0	+1	3,560.0
Tires	2,755.9	2,800.0	+2	2,900.0
Diversified Products	656.3	620.0	(6)	660.0
Operating income	249.9	155.0	(38)	195.0
Ordinary income	219.0	117.0	(47)	149.0
Net income	131.6	66.0	(50)	90.0
Yen/US dollar rate:	118	103	(15)	110
Yen/Euro rate:	162	157	(5)	155

5

BRIDGESTONE
PASSION for EXCELLENCE

Analysis of Consolidated Operating Income for Fiscal 2008



Yen in billions
260
240
220
200
180
160
140
120
100
80
60
40
20
0
-20
-40
249.9
Foreign Exchange
Raw Materials (190.0)
Exchange rate sensitivity (full year) 1USD:1.5 bil. 1EUR:1.0 bil.
Depreciation (32.0)
Expansion of Strategic Products +27.0
Volume, Price, Mix, etc. +147.1
155 0
(94.9)
2007 Results
2008 Projections

6

BRIDGESTONE
PASSION for EXCELLENCE

Consolidated Projection for Fiscal 2008

(Yen in billions)

	2007 Results	2008 Projections	vs.PY(%)	vs.MTP (*)
Net Sales	3,390.2	3,420.0	+1	+
Tires	2,755.9	2,800.0	+2	+
Diversified Products	656.3	620.0	(6)	-
Operating income	249.9	155.0	(38)	△
Ordinary income	219.0	117.0	(47)	△
Net income	131.6	66.0	(50)	△
Yen/US dollar rate:	118	103	(15)	
Yen/Euro rate:	162	157	(5)	

* +: Over
－: Flat
△: Under

7

BRIDGESTONE
PASSION for EXCELLENCE

Raw Materials Costs and Price Increase

Impact from Raw Materials Costs increase and Price Increase contributions

Amount that cannot be managed through price increase
'03~'08: 450.0Bil


Amount (JPY Bil)
2008
2007
2006
2005
2004
2003
Price Increase contributes approx. JPY 940.0Bil (Cumulative)
Cost Increases approx. JPY 1,390.0Bil (Cumulative)
Raw Materials Cost
Price Increases

Natural Rubber/Crude Oil Market Conditions (average)


US$/BBL
US ¢ /kg
140.00
120.00
100.00
80.00
60.00
40.00
20.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
2003
2004
2005
2006
2007
2008 1H
2008(July)
WTI
RSS#3

8

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results for First Half and Fiscal 2008: Japan segment

(Yen in billions)

	2007 1H Results	2008 1H Results	vs.PY(%)	2007 Results	2008 Projections	vs.PY(%)
Net Sales	658.5	656.2	-	1,371.7	1,380.0	+1
Operating income	68.1	39.9	(41)	147.5	73.0	(51)
Operating income margin (%)	10.3	6.1		10.8	5.3	

9

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results for First Half and Fiscal 2008: The Americas segment

(Yen in billions)

	2007 1H Results	2008 1H Results	vs.PY(%)	2007 Results	2008 Projections	vs.PY(%)
Net Sales	725.2	713.6	(2)	1,510.7	1,460.0	(3)
Operating income	18.8	19.1	+2	51.5	28.0	(46)
Operating income margin (%)	2.6	2.7		3.4	1.9	

10

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results for First Half and Fiscal 2008: Europe segment

(Yen in billions)

	2007 1H Results	2008 1H Results	vs.PY(%)	2007 Results	2008 Projections	vs.PY(%)
Net Sales	251.9	261.7	+4	516.0	530.0	+3
Operating income	7.9	2.1	(73)	17.2	14.0	(19)
Operating income margin (%)	3.1	0.8		3.3	2.6	

11

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results for First Half and Fiscal 2008: Other regions segment

(Yen in billions)

	2007 1H Results	2008 1H Results	vs.PY(%)	2007 Results	2008 Projections	vs.PY(%)
Net Sales	262.0	303.5	+16	548.6	620.0	+13
Operating income	17.2	20.3	+18	37.6	31.0	(18)
Operating income margin (%)	6.6	6.7		6.9	5.0	

12

BRIDGESTONE
PASSION for EXCELLENCE

Dividends

(Yen per share)

Interim dividend (Date dividend paid: September 1, 2008)	13 yen
Year-end dividend (forecast)	13 yen
Annual dividend (forecast)	26 yen

13

BRIDGESTONE
PASSION for EXCELLENCE

Fundamental Management Policy and Related Initiatives in Fiscal 2008

14

BRIDGESTONE
PASSION for EXCELLENCE

The Progress of MTP 2007

"The higher level": Expansion of tire strategic products (Yen in billions)

Factors for Operating Income Increase	MTP2007 target increases (2007 to 2012)	Progress in 2008	
		1H Results	Full Year Projections
Expansion of tire strategic products	+100.0	+10.0	+27.0

⇒ **expected to contribute to operating income increases, as planned in MTP2007**

<2008 unit sales growth of tire strategic products (vs. PY)>

Passenger car radial tires



%
140
120
110
RFT
UHP
Winter

Specialty Tires



%
115
115
135
100
Ultra-large ORR
Large ORR
APR
MCR

BRIDGESTONE
PASSION for EXCELLENCE

Related Initiatives in First Half of Fiscal 2008

Goal: Establish the status of being the undisputed world No. 1 both in name and reality

Fundamental Management Policy:

1. To always aim for "the higher level" in all products and services

(1) Enhance Strategic products

Jun. 4 Bridgestone Shipments of RFT tires Top 10 Million
Apr.18 Increase Production Capacity of Adhesive Film for Solar Modules
Mar.21 Increase Production Capacity of Radial Tires for Aircrafts
Jan.21 Increase Production Capacity at Thai Plant

(2) Reinforce fundamental competitiveness

May.16 Business and Capital Alliances with Toyo Tire & Rubber Co., Ltd.

(3) Enhance Corporate Governance and CSR initiatives

Jun. 5 Announces Action Plan for the "MAKE CARS GREEN" Initiative

2. To integrate and expand business domain with clear long-term strategy

Jun.20 Introduces New Solution Business "Eco-value pack"
Feb. 4 Acquire Shell Autoserv network in Asia

3. To achieve the truly global development, adopting SBU organization

4. To target the optimum management for the entire group, utilizing MTP

Related Initiatives in First Half of Fiscal 2008

(1) Business and Capital Alliances with Toyo Tire & Rubber Co., Ltd.

<Possible Business Alliance Areas>



1. Production-technology development
2. Procurement of Raw Materials, Other manufacturing components and Equipments
3. Cross Production
4. Logistics
5. Business Other than Tires
   (1) Chemical and industrial products
   (2) Automotive components

⇒ The project teams comprised both with Bridgestone and Toyo members have discussed the cooperation in the areas above since June and are scheduled to provide outline of the contents of business alliances by October this year.

Related Initiatives in First Half of Fiscal 2008

(2) Introduction of New Solution Business "Eco-value pack" in Japan

⇒ Contributing to enhancing the level of service and technology for customers, environmental management and global environment conservation while providing the great level of safety.


Solution Business
Retread Tires
Utilize Fuel Efficient Tire "ECOPIA"
Tire Maintenance
◆ Utilizing one's own casing
◆ Casing maintenance

BRIDGESTONE
PASSION for EXCELLENCE

Related Initiatives in First Half of Fiscal 2008

Goal: Establish [illegible]

Fundamental Management Policy:

1. To always aim for "the higher level" in all products and services

(1) Enhance Strategic products

- Jun. 4 Bridgestone Shipments of RFT tires Top 10 Million
- Apr.18 Increase Production Capacity of Adhesive Film for Solar Modules
- Mar.21 Increase Production Capacity of Radial Tires for Aircrafts
- Jan.21 Increase Production Capacity at Thai Plant

(2) Reinforce fundamental competitiveness

- May.16 Business and Capital Alliances with Toyo Tire & Rubber Co., Ltd.

(3) Enhance Corporate Governance and CSR initiatives

- Jun. 5 Announces Action Plan for the "MAKE CARS GREEN" Initiative

2. To integrate and expand business domain with clear long-term strategy

- Jun.20 Introduces New Solution Business "Eco-value pack"
- Feb. 4 Acquire Shell Autoserv network in Asia

3. To aim for the true global development, adopting SBU organization

4. To aim for the optimum management for the entire group, utilizing MTP

BRIDGESTONE
PASSION for EXCELLENCE

Related Initiatives in First Half of Fiscal 2008

(3) Addressing new global environmental initiative "MAKE CARS GREEN"

MAKE CARS GREEN


MAKE CARS GREEN

"The Automobile, Transport and the Environment Summit" on World Environment Day held in New Zealand, in June 5, 2008.

⇒ The goal of MAKE CARS GREEN initiative is to address global warming and to reduce the impact of motoring on the environment by promoting more environmentally-friendly and fuel-efficient driver behaviour by working together with Automobile Clubs of each country as well as by educating the Bridgestone Group members.

BRIDGESTONE
PASSION for EXCELLENCE

Related Initiatives in First Half of Fiscal 2008
(4)Enhancing eco-friendly products and businesses



ECOPIA EP100



Adhesive Film for Solar Modules
(EVA (ethylene vinyl acetate) film)

※Bridgestone Corporation is working to extend ratio(*) of Eco-friendly products in the company to 100% by 2014
(*Ratio based on passenger car tires for Japan domestic replacement market except for winter tires)

21

BRIDGESTONE
PASSION for EXCELLENCE

Disclaimer

Statements made in this presentation with respect to Bridgestone's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Bridgestone. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Bridgestone cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Bridgestone to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Bridgestone disclaims any such obligation.

22

BRIDGESTONE
PASSION for EXCELLENCE

END

BRIDGESTONE
PASSION for EXCELLENCE

END